Exhibit 3.259

CERTIFICATE OF FORMATION

OF

OUTPATIENT CARDIOVASCULAR CENTER OF CENTRAL FLORIDA, LLC

Under Section 18-201 of the

Delaware Limited Liability Company Act

FIRST: The name of the limited liability company is Outpatient Cardiovascular Center of Central Florida, LLC (the “Company”).

SECOND: The address of the Company’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of the Company’s registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of December 17, 2004.

By	/s/ Dora A. Blackwood
Dora A. Blackwood
Authorized Person